                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 6)*

                                GREAT LAKES REIT
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                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   390752 10 3
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                                 (CUSIP Number)

                           RANDOLPH A. MOORE III, ESQ.
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7794
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 390752 10 3                                      PAGE  2  OF  4  PAGES
          --------------                                        ---    ---

          -----------------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                   Fortis Benefits Insurance Company
                   81-0170040

          -----------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (A) [ ]
                                                                                            (B) [ ]

          -----------------------------------------------------------------------------------------
       3  SEC USE ONLY

          -----------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*
                    N/A

          -----------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)                                                                          [ ]

          -----------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       Minnesota

          -----------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                         1,025,000
       NUMBER OF
         SHARES           -------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH            -------------------------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE POWER
         PERSON                          1,025,000
          WITH
                          -------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

          -----------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,025,000

          -----------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [ ]

          -----------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.12%

          -----------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON*
                  CO, IC

          -----------------------------------------------------------------------------------------


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

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 6 amends items on Schedule 13D, dated August 30, 1996, and as amended by Amendment Nos. 1-5 thereto, previously filed by Fortis Benefits Insurance Company ("FBIC") relating to the common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), of Great Lakes REIT, a Maryland real estate invest trust (the "Company").

         The Company's principal executive offices are located at 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60523.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         FBIC is the beneficial owner of 1,025,000 Company Common Shares and no shares of any other capital stock of the Company.

         FBIC's beneficial ownership includes 1,000,000 Common Shares and 25,000 options for Company Common Shares. FBIC has from time to time received the following Company options as a result of the agreement set forth in Item 6 below: (i) On February 25, 1997, FBIC received 5,000 options with a strike price of $13.00, (ii) on December 31, 1997 FBIC received 5,000 options with a strike price of $19.45, (iii) on December 31, 1998, FBIC received 5,000 options with a strike price of $15.775; (iv) on December 31, 1999, FBIC received 5,000 options with a strike price of $14.425, and (v) most recently, on December 31, 2000, FBIC received an additional 5,000 options with a strike price of $17.09, and such options are immediately exercisable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As an independent trustee of the Company, James J. Brinkerhoff ("Brinkerhoff") is entitled to receive options to purchase Company Common Shares under the Company's Option Plan for independent trustees. However, Brinkerhoff has entered into an agreement to which he has agreed to assign any and all such options to FBIC, an affiliate of his employer, at whose request he serves as a trustee of the Company. Brinkerhoff does not hold any class of shares of the Company, and he disclaims beneficial ownership of the shares held by FBIC, including without limitation, the above-described options.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001


                                             ----------------------------------
                                             FORTIS BENEFITS INSURANCE
                                                COMPANY


                                             By: /s/ James J. Brinkerhoff
                                                -------------------------------
                                             Name: James J. Brinkerhoff
                                             Title: Senior Vice President


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